Exhibit 3.1.5

State of Delaware Secretary of State Division of Corporations Delivered 09:49 AM 01/08/2024 FILED 09:49 AM 01/08/2024 SR 20240054446 – File Number 2287466

CERTIFICATE OF AMENDMENT
TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TITAN PHARMACEUTICALS, INC.

Titan Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said Amendment to be advisable and recommended for approval by the stockholders of the Corporation.

SECOND: This Amendment to the Amended and Restated Certificate of Incorporation amends and restates the first paragraph of Article FOURTH in its entirety and replaces it with the following new paragraph:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall be authorized to issue is Two-Hundred Thirty Million (230,000,000), of which Two Hundred Twenty-Five Million (225,000,000) shall be designated Common Stock with a par value of $.001 per share, and Five Million (5,000,000) shall be designated Preferred Stock with a par value of $.001 per share.

Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), every 20 shares of the Corporation’s Common Stock issued and outstanding or held by the Corporation in treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, no fractional shares of Common Stock shall be issued in connection with the Reverse Split, and instead, the Corporation shall issue one full share of post-Reverse Split Common Stock to any stockholder who would have been entitled to receive a fractional share of Common Stock as a result of the Reverse Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of post-Reverse Split Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent.”

THIRD: The foregoing amendment shall be effective as of 5:00 p.m. Eastern Time on January 8, 2024.

FOURTH: This Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be executed on this 8th day of January, 2024.

TITAN PHARMACEUTICALS, INC.

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer